September 22, 2016

Pamela Howell Special Counsel Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 13, 2016, regarding
NioCorp Developments Ltd.
Registration Statement on Form S-1
Filed September 2, 2016
File No. 333-213451

Dear Ms. Howell:

This letter responds to the staff’s comments set forth in the September 13, 2016 letter regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response we have filed an amended registration statement on Form S-1/A (the “Amended Registration Statement”) which contains the amended or supplemented disclosures of NioCorp Developments Ltd. (the Company”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement in the Amended Registration Statement the disclosure contained in the Registration Statement. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing was materially deficient or inaccurate.

We have also indicated in some responses that we believe no change in disclosure in the Amended Registration Statement is appropriate, and have explained why.

Our responses are as follows:

About this Prospectus, page vii

Staff Comment No. 1.

We note your revised disclosure that the representations, warranties and covenants made by you in any agreement that is filed as an exhibit to the registration statement of which this prospectus forms a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to investors. We also note your statement that such representations, warranties and covenants were accurate only as of the date when made, and that such representations, warranties and covenants should not be relied on as accurately representing the current state of your affairs. Please be advised that we regard all of the provisions of material agreements as disclosure to investors and as such it is not appropriate to limit investors’ reliance on these statements. Please revise to remove the limitation on reliance and confirm your understanding. Also, please be advised that, notwithstanding the inclusion of a general disclaimer as to the dates of such representations, warranties and covenants, you are responsible for considering whether specific disclosures of material information regarding material contractual provisions are required to make the statement included in the registration statement not misleading.

Pamela Howell

September 22, 2016

Company’s Response:

The Company has removed the statements regarding the limitation on reliance on representations, warranties and covenants contained in material agreements filed with the Amended Registration Statement, and the Company confirms its understanding regarding these provisions as being disclosure to investors on which they may rely. We have considered the representations, warranties and covenants contained in the material agreements in conjunction with the disclosure contained in the Amended Registration Statement in determining management of the Company’s belief that the Company’s disclosure taken as a whole is not misleading.

Liquidity and Capital Resources, page 62

Staff Comment No. 2.

Please address your plans to arrange financing going forward, as previously requested. We note the disclosure that you will need to raise a minimum of $5-$6 million to continue planned operations for the next twelve months. Your disclosure should address the nature and terms of any financing, other features of the financing and plans and the impact on the company’s cash position and liquidity. Refer to Item 101(a)(2) and Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in the Securities Act Release No. 33-8350 for guidance.

Company’s Response:

The Company has revised the disclosure in the Amended Registration Statement to provide further detail on potential financings that the Company may pursue in the future to the extent reasonably known to management. The Company has provided additional details as to potential financing structures and, to the extent reasonably knowable to the Company’s management, the potential terms and impact of such financings. The Company’s management is not in a position to speculate on all of the potential terms of future equity or debt financings which remain largely unknown to management and will be determined by arms-length negotiations between the Company and potential underwriters or investors pursuant to the market conditions at the time of the future financings. Further, without knowing the specific amount of financing that will be available to the Company on reasonable terms, if any, in the future, management is not in a position to speculate regarding the potential effect of such unknown financing amounts on the liquidity and cash position of the Company.

Pamela Howell

September 22, 2016

Directors and Executive Officers, page 73

Staff Comment No. 3.

We reissue prior comment 19. For each position listed, please disclose the beginning and ending dates.

Company’s Response:

The Company has revised the disclosure in the Amended Registration Statement to provide the requested disclosure.

Certain Relationships and Related Party Transactions, page 83

Staff Comment No. 4.

For each related party transaction, described the dollar value of the amount involved. Refer to Item 404(a)(4) of Regulation S-K.

Company’s Response:

The Company has added this disclosure in the Amended Registration Statement.

Staff Comment No. 5.

We reissue prior comment 22. For each debt transaction, please disclose the interest rate and amount of principal paid as required by Item 404(a)(5) of Regulation S-K.

Company’s Response:

The Company has added this disclosure in the Amended Registration Statement.

Financial Statements

3. Significant Accounting Policies
c) Foreign Currency Translation, page F-7

Staff Comment No. 6.

We note your response stating that management’s evaluation of the parent company determined that it should continue using Canadian dollars for its functional currency based on cash flow, financing and expense indicators on July 1, 2015. Please provide your analysis of the cash flow, financing and expense indicators considered and tell us whether indicators were mixed and management’s judgment was required. Please also discuss if you updated your assessment to determine your functional currency during the fiscal year ended June 30, 2016.

Pamela Howell

September 22, 2016

Company’s Response:

The Company analyzed the cash flow, financing and expense indicators for fiscal years ending June 30, 2015 and 2016. The result of the analyses showed mixed indicators for both periods and based on management’s judgment, it was the Company’s assessment that the Canadian dollar remained the appropriate functional currency for the parent company and remains as such. Please see Appendix A for the detailed analysis of cash flows for NioCorp.

With respect to NioCorp’s wholly-owned US operating subsidiary, Elk Creek Resources Corp, it is our assessment that substantially all expenditures after July 1, 2015 are in US dollars and funding advances are predominately denominated in US dollars. Therefore, Elk Creek Resources Corp’s functional currency is the US dollar for all periods after July 1, 2015.

5. Mineral Interests, page F-11

Staff Comment No. 7.

We note your response to prior comment 27 does not fully address how the purchase price was determined. Please further expand your disclosure to describe your accounting for the acquisition of the Elk Creek property through share exchange agreements with 0859404 BC Ltd. and reference to the authoritative accounting literature that supports your accounting.

Company’s Response:

The Company had determined that the acquired entity did not meet the requirements of a ‘business acquisition’ as defined in ASC 805, as no ‘processes’ or ‘outputs’ were acquired in the transaction. The Company has expanded its footnote disclosure to specifically state that the transaction did not meet the definition of a business acquisition, as set forth in ASC 805, and therefore was accounted for as a purchase of assets. The Company updated the disclosure of its total consideration paid to indicate the portion related to deferred tax impacts.

7. Convertible Debt, page F-11

Staff Comment No. 8.

We note your disclosure that the conversion feature of the debentures meets the definition of a derivative liability instrument because the conversion feature is denominated in a currency other than the Company’s functional currency. Please clarify this disclosure with your response to prior comment 26 stating that the Canadian dollar is your functional currency.

Company’s Response:

The Company has amended its disclosure in the Amended Registration Statement to clarify that the parent Company’s functional currency is the Canadian dollar and our footnote also discloses that the underlying debt and conversion option embedded in the instrument are denominated in US dollars. To further clarify, we evaluated the conversion option embedded in the debentures following guidance under ASC 815-10-15-74 and 75 and determined that the underlying conversion option is not indexed to the company’s own stock because the conversion option is indexed in part to something other than the Company’s own stock (currency exchange rates), and bifurcation of the conversion option from the host contract was required.

Pamela Howell

September 22, 2016

11. Income Taxes, page F-18

Staff Comment No. 9.

We note your table reconciling income taxes at statutory rates includes a line item “other” in the amount of ($1,268) and ($651) for the years ended June 30, 2016 and 2015, respectively. Please expand your disclosure to separately disclose the significant components included in the “other” reconciling line item, if any. Refer to Rule 4-08(h)(2) of Regulation S-X.

Company’s Response:

The Company has amended its disclosure in the Amended Registration Statement to properly state the significant components of the underlying “other” reconciling line item.

During the evaluation of this disclosure, management determined that the disclosure of the Company’s deferred tax asset and related valuation allowance was overstated. Management has completed a SAB 99 analysis of the change and determined that the difference was not material to the overall financial statements. We have revised the deferred tax asset table and associated footnote, including a reference to the changes made.

12. Fair Value Measurements, page F-20

Staff Comment No. 10.

You disclose $2,099 realized and unrealized losses in the reconciliation of the convertible debt components fair value from the beginning balance as of June 30, 2015 to the ending balance as of June 30, 2016. This realized and unrealized loss amount does not appear to be consistent with the change in financial instrument fair value amount reported in your consolidated statement of operations and comprehensive loss for the fiscal year ended June 30, 2016. Please reconcile the difference.

Company’s Response:

These amounts are reconciled as follows:

Change in Fair Values	$2,099
Warrant Expense related to convertible security	620
Per Statement of Operations	$2,719

Pamela Howell

September 22, 2016

In addition, we have updated the disclosure note on page F-13 to clarify that the $620 of warrant expense is included as a component of change in financial instrument fair value line item in the Statement of Operations, and have amended our roll forward of the convertible security to more accurately reflect the underlying accounting transaction.

Staff Comment No. 11.

Please expand your disclosure to provide the quantitative information about the significant unobservable inputs used to determine the fair values of your convertible debt and derivative liability categorized within Level 3 of the fair value hierarchy. We refer you to ASC 820-10-50-2(bbb) for guidance.

Company’s Response:

The Company has expanded the disclosure in the Amended Registration Statement to provide quantitative information regarding the significant unobservable inputs used in determining the fair values of the convertible debt and derivative liability categorized as Level 3.

* * * * *

NioCorp Developments Ltd. hereby acknowledges that:

•	NioCorp Developments Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	NioCorp Developments Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (303) 304-7485, or Jason K. Brenkert of Dorsey & Whitney LLP at (303) 352-1133.

Sincerely,
NioCorp Developments Ltd.

/s/ “John Ashburn”

John Ashburn
Vice President and General Counsel

cc: Jason Brenkert, Dorsey & Whitney LLP

APPENDIX A

NioCorp Developments

Standalone Statement of Cash Flows

For the year ended June 30, 2015

UNAUDITED

Management Assessment for Functional Currency

Operating Cash Flows

$2.9 million cash outflow represents costs incurred primarily in Canada for legal, accounting, auditing, Investor Relations and stock exchange/shareholder services. Management review of GL details and vendor transactions indicate a minor amount of US-based costs, most notably management fees for the US-based CEO (all of FY15), and US-based General Counsel (hired in 01/2015). These salary related costs totaled $0.3M. Other USD-denominated cash expenditures totaled approximately $0.3 million for travel, rent, consulting and other costs.

Overall, CAD operating costs accounted for approximately 80% of total cash operating costs, with the remaining 20% being USD funds. Based on these mixed factors, Operating Activities are more heavily weighted towards CAD.

Financing Cash Flows

Financing inflows of $18.8 million are comprised of 90% Canadian dollar equity raises and warrant/option exercises, for which CAD funds were received. 10% of inflows were from the USD-denominated Loan.

Overall, 90% of financing inflows were sourced from Canadian funds. Based on this high percentage of CAD funding, and the fact that future funding is expected to remain predominantly CAD-based, Financing activities are more heavily weighted towards CAD.

Investing Cash Flows

Subsidiary Investments represent funds invested in our US-based operating company, Elk Creek. These infusions were a mixture of USD and CAD amounts, with $3.8M, or 21% being funded in CAD-denominated advances and the remainder in USD advances. Based on this, investing outflows are predominantly USD. However, Management does not place significant weight on the financing indicator because the denomination of an intercompany investment or advance can be easily changed, and are not tied to one specific currency.

Conclusion

Overall Cash flow conclusion is that Cash Flows are mixed, but with significant operating outflows and Financing inflows based in CAD. Investing outflows to Elk Creek were mixed.

Based on the above analysis of overall cash flows, as well as the underlying financing activities and operating expenses, it is management's opinion that the Functional Currency of NioCorp shall remain in Canadian Dollars.

NioCorp Developments

Standalone Statement of Cash Flows

For the year ended June 30, 2016

UNAUDITED

Management Assessment for Functional Currency

Operating Cash Flows

$2.2 million operating cash outflow represents costs incurred primarily in Canada for legal, accounting, auditing, consulting, Investor Relations and stock exchange/shareholder services. Management review of GL details and vendor transactions indicate a minor amount of US-based costs totaling $0.5 million, most notably interest paid on USD-denominated debt, and audit fees (we switched to a US-based auditor at the end of FY 2015).

Overall, CAD operating costs accounted for approximately 77% of total cash operating costs, with the remaining 23% being USD expenditures. Based on these mixed factors, Operating Activities are more heavily weighted towards CAD.

Financing Cash Flows

Financing inflows of $19.6 million were mixed during 2016. Convertible note and net related party inflows of $6.5 million were USD-denominated.

Issuances of shares included Warrant and Option exercises ($8.1 million) for which the underlying security was CAD-denominated. Certain exercises were submitted by the instrument holder in USD funds, but overall, the majority of funds were CAD-based. The Company had one private placement during the year for $5.2 million. The underlying security was CAD-denominated, but investors had the choice of paying in CAD or USD for their shares. 21% of these funds was received in CAD with the remainder in USD. For this placement, the USD option was included primarily because a majority of the targeted investors were based in Europe, and converting their funds to USD was less complicated.

60% of equity financing inflows were sourced from Canadian funds during FY 2016, with two debt transactions structured in USD. However, management expects both debt transactions to exercise conversion provisions and therefore the transactions to be settled in Company’s CAD-denominated equity. Management views the two debt transactions as exceptions to historic financings, and we currently expect overall future financing activity to remain predominantly CAD-based.

Overall 2016 financing activities were mixed, but remain weighted towards CAD overall.

Investing Cash Flows

Subsidiary Investments represent funds invested in our US-based operating company, Elk Creek. These infusions were a mixture of USD and CAD amounts, with $2.6M, or 20% being funded in CAD-denominated amounts and the remainder in USD. Based on this, investing outflows are predominantly USD. However, Management does not place significant weight on the financing indicator because the denomination of an intercompany investment or advance can be easily changed, and are not tied to one specific currency.

Conclusion

Overall Cash flow conclusion is that Cash Flows are mixed, but with significant operating outflows and equity Financing inflows continuing to be based in CAD. Investing outflows to Elk Creek were mixed.

Based on the above analysis of overall cash flows, as well as the underlying financing activities and operating expenses, it is management's opinion that the Functional Currency of NioCorp shall currently remain in Canadian Dollars.